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21.01

Subsidiaries of SmartSources.com Inc.



Nifco Investments Ltd. was incorporated in the province of British Columbia, Canada in September 1998. It conducts business as Nifco Investments Ltd.

SmartSources.com Technologies Inc. is a British Columbia corporation organized in 1990. It conducts business as SmartSources.com.

Intelli Trade Inc. is a British Columbia corporation organized in 1994. It conducts business as Intelli Trade Inc.

Origin Software Corporation is a British Columbia corporation organized in September 1998, conducting business as Origin Software Corporation.

Infer Technologies Inc. is a Delaware corporation organized in 1999. It conducts business as Infer Technologies Inc.